

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

January 8, 2020

Alexander G. Babey
Chief Executive Officer
Mid-Southern Bancorp, Inc.
300 North Water Street
Salem, Indiana 47167

> **Re: Mid-Southern Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 22, 2019**
> **File No. 001-38491**

Dear Mr. Babey:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance